UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Lawson Software Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

520780 10 7

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 520780 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cerullo Family Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 9,138,000

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 9,138,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,138,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520780 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John J. Cerullo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 18,380,104

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 18,380,104

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,380,104

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 520780 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Geraldine F. Cerullo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power 18,380,104

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 18,380,104

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,380,104

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.8%

12.	Type of Reporting Person (See Instructions) US

Item 1.
	(a)	Name of Issuer
(b)

Address of Issuer’s Principal Executive Offices
This statement relates to the common stock of Lawson Software, Inc. (the “Issuer”).  The Issuer is a Delaware corporation with its principal executive office located at 380 Saint Peter Street, St. Paul, Minnesota 55102-1302.

Item 2.
(a)

Name of Person Filing
This statement is filed on behalf of the Cerullo Family Limited Partnership, a Minnesota limited partnership (the “Partnership”) and by John J. Cerullo and Geraldine F. Cerullo, each individually (the “Holders”).

(b)

Address of Principal Business Office or, if none, Residence
The Partnership’s principal business address is 590 Park Street, #6, Capitol Professional Building, St. Paul, Minnesota 55103.  John J. Cerullo and Geraldine F. Cerullo’s principal address is c/o Eric D. Marchland, Meadow Owens, et al, 901 Main Street, Suite 3700, Dallas, TX 75202.

	(c)	Citizenship The Partnership was organized in the State of Minnesota. The Holders are each a citizen of the United States of America.
	(d)	Title of Class of Securities Common Stock, par value $.01
	(e)	CUSIP Number 520780 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of

Owner	Shares Held	Percent of Class	Shared Voting	Shared Power
Cerullo Family Limited Partnership (1)	9,138,000	4.9%	9,138,000	9,138,000
John F. Cerullo (2)(3)	18,380,104	9.8%	18,380,104	18,380,104
Geraldine F. Cerullo (2)(3)	18,380,104	9.8%	18,380,104	18,380,104

(1) Shares are jointly owned by the Holders through the Partnership

(2) 9,138,000 shares held by the Partnership

(3) Includes 9,210,000 shares held by JGC Investments Limited Partnership and 32,104 shares that are jointly owned by the Holders.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 12, 2007

CERULLO FAMILY LIMITED PARTNERSHIP		/s/ John J. Cerullo
John J. Cerullo, Individually

By:	/s/ John J. Cerullo	/s/ Geraldine F. Cerullo
	John J. Cerullo, General Partner	Geraldine F. Cerullo, Individually